Global Cooling Technologies Corp.
112 North Curry Street
Carson City, Nevada 89703
(702) 967-0698

September 2, 2009

VIA EDGAR AND FACSIMILE – (202) 772-9368

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:    Barbara C. Jacobs, Esq.

Global Cooling Technologies Corp.
Registration Statement on
Form S-1 (File No. 333-160366)

Dear Ms. Jacobs:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1of Global Cooling Technologies Corp. (the “Company”) be accelerated to September 8 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact the undersigned at (702) 967-0698.

Very truly yours,

By:	/s/ David Rendina
Name: David Rendina
Title: President

cc:  Thomas E. Puzzo, Esq.